October 7, 2005

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C.  20549-0408
Attention:  Mr. Kevin W. Vaughn

         RE:   QCR HOLDINGS, INC.
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
               FILED MARCH 18, 2005
               FILE NO. 0-22208

Dear Mr. Vaughn:

         This letter sets forth the responses to the comments of the Staff contained in a letter, dated September 19, 2005, relating to the above-referenced filing. Based on the nature of the comments, the management of QCR Holdings, Inc. believes, and hopes that the SEC concurs, that an Amendment to Form 10-K for the fiscal year ended December 31, 2004 is not necessary at this time. Appropriately, all changes to and additions of information, as discussed in this letter, will be reflected in all future filings.

         Set forth below are the comments contained in the Staff's letter and immediately below each comment is the response with respect thereto.

Financial Statements
--------------------

Note 1 - Nature of Business and Summary of Significant Accounting
-----------------------------------------------------------------
Policies, page 40
-----------------

1. Please tell us how your policy for determining when receivables are classified as held for investment meets the criteria set forth in paragraph 8(a) and 8(b) of SOP 01-6. Please tell us how you considered the related effects of this policy on your statement of cash flows, as far as whether such amounts are considered operating or investing cash flows. Revise your financial statements and Note 1 to more clearly reflect that your policy complies with SOP 01-6.

         QCR Holdings, Inc. (the Company) classifies loans receivable as held for investment when management has the intent and ability to hold those loans for the foreseeable future or until pay-off or maturity occurs. As assets held for and used in the production of services by the Company, the origination and collection of these loans is classified as an investing activity, as set forth in paragraph 15 of FAS 95. In subsequent Form 10-K filings, the significant accounting policies, in Note 1, which were previously titled "Loans and allowance for estimated losses on loans" and "Sales of loans", will be replaced as follows to more clearly reflect the Company's compliance with both SOP 01-6 and FAS 95.

Securities and Exchange Commission
October 7, 2005
Page 2

Loans Receivable Held for Sale
------------------------------

Residential real estate loans, which are originated and intended for resale in the secondary market in the foreseeable future, are classified as held for sale. These loans are carried at the lower of cost or estimated market value in the aggregate. As assets specifically acquired for resale, the origination of, disposition of, and gain/loss on these loans are classified as operating activities in the statement of cash flows.

Loans Receivable Held for Investment
------------------------------------

Loans that management has the intent and ability to hold for the foreseeable future, or until pay-off or maturity occurs, are classified as held for investment. These loans are stated at the amount of unpaid principal adjusted for charge-offs, the allowance for estimated losses on loans, and any deferred fees and/or costs on originated loans. Interest is credited to earnings as earned based on the principal amount outstanding. Deferred direct loan origination fees and/or costs are amortized as an adjustment of the related loan's yield. As assets held for and used in the production of services, the origination and collection of these loans is classified as an investing activity in the statement of cash flows.

Allowance for Estimated Losses on Loans
---------------------------------------

The allowance for estimated losses on loans is maintained at the level considered adequate by management of the Company and the subsidiary banks to provide for losses that are probable. The allowance is increased by provisions charged to expense and reduced by net charge-offs. In determining the adequacy of the allowance, the Company and the subsidiary banks consider the overall composition of the loan portfolio, types of loans, past loss experience, loan delinquencies, potential substandard and doubtful credits, economic conditions, and other factors that in management's judgment deserve evaluation.

Loans are considered impaired when, based on current information and events, it is probable the Company and the bank involved will not be able to collect all amounts due. The portion of the allowance for loan losses applicable to an impaired loan is computed based on the present value of the estimated future cash flows of interest and principal discounted at the loan's effective interest rate or on the fair value of the collateral for collateral dependent loans. The entire change in present value of expected cash flows of impaired loans is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. The Company and the subsidiary banks recognize interest income on impaired loans on a cash basis.

Securities and Exchange Commission
October 7, 2005
Page 3

Note 3 - Investment Securities, page 43
---------------------------------------

2. Please revise Note 5 and similar disclosures elsewhere in your filing to separately disclose your investments in government sponsored entities (such as Freddie and Fannie) from U.S. Government agencies. We do not believe that it is appropriate to aggregate given the difference in risk profiles.

         After telephone discussions with SEC staff, it was determined that the above reference to Note 5 in the September 19, 2005 SEC comment letter was in error. The requested clarification was specific to Note 3.

         At both December 31, 2004 and December 31, 2003, the sub-category of "U.S. Agency Securities", under "Securities Available for Sale" in Note 3, represented only investments in U.S. Government-sponsored agencies, such as Federal Home Loan Banks (FHLBs), Federal National Mortgage Association (FNMA), and Federal Home Loan Mortgage Corporation (FHLMC). The Company did not hold any investments in U.S. Government agencies, such as Government National Mortgage Association (GNMA) or Small business Administration (SBA), at those dates. In future filings the Company will title this line item as "U.S. Government-sponsored Agency Securities". If the Company invests in U.S. Government agency securities in the future, they will be separately presented as such in Note 3. Based on their difference in risk profiles, U.S. Government-sponsored agency securities and U.S. Government agency securities have not been and will not be aggregated together for reporting purposes.

Note 17 - Commitments and Contingencies, page 55
------------------------------------------------

3. Please provide us with your analysis by which you concluded that no provision for bankcard chargebacks was required during 2004. Address the following regarding your bankcard chargebacks:

         o Revise to disclose the rollforward of this liability in your notes to the financial statements for all periods presented.

         o Tell us the authoritative literature that you relied upon in making your determination.

         o Revise to quantify your maximum exposure in the periods presented and discuss your continuing exposure as it relates to disposition of certain card processing activities.

         The Company did make provisions for cardholder chargebacks during 2004 in the amount of $196 thousand, which resulted from two instances of fraudulent merchant activity, and $30 thousand based on merchant activity levels, as disclosed and discussed in Note 17.

Securities and Exchange Commission
October 7, 2005
Page 4

         The Company relied on interpretation of paragraph 8 in FAS 5 in our determination of the proper reporting for merchant cardholder chargebacks. Prior to August 2004, based on both historical information and available information at the reporting dates, there had been no indication that a probable or reasonable estimable loss or liability had been or would be incurred. As disclosed and discussed in Note 17, the merchant cardholder chargebacks experienced in 2004 were the first instances of notable chargeback activity, and therefore there were no provisions for cardholder chargebacks or an allowance for chargeback losses in the prior periods presented. At December 31, 2004, Bancard had a merchant chargeback reserve of $164 thousand.

         In subsequent filings, the Company discussed the possible exposure and risk involved with merchant credit card activity and presented the level of the merchant chargeback reserve. The Company will continue to do so in future filings.

         In connection with this response and the filing thereof, QCR Holdings further acknowledges that:

         o QCR Holdings is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o QCR Holdings may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to call me if you have any questions regarding this response.

                                                        Very truly yours,

                                                        /s/ Todd A. Gipple
                                                        ------------------------
                                                        Todd A. Gipple
                                                        Executive Vice President
                                                        Chief Financial Officer
cc:  Doug Hultquist